UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Manchester United plc
(Name of Subject Company)

Manchester United plc
(Names of Persons Filing Statement)

CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Patrick Stewart

Interim Chief Executive Officer and General Counsel

Manchester United plc

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

With copies to:

Marc Jaffe, Esq. Justin G. Hamill, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mitchell S. Nusbaum, Esq. Christopher R. Rodi, Esq. Woods Oviatt Gilman LLP 2 State Street 700 Crossroads Building Rochester, NY 14614 (585) 987-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Manchester United plc (“Manchester United”) with the United States Securities and Exchange Commission (the “SEC”) on January 17, 2024 (as amended and/or supplemented from time to time, the “Schedule 14D-9”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

ITEM 8. ADDITIONAL INFORMATION.

1. Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the phrase “(which approval has already been obtained)” after the phrase “the PL Approval (as defined in the Transaction Agreement) will have been obtained” in clause (ii) of the first sentence of the first paragraph of the section that begins with the heading “Regulatory Approvals,” as set forth below:

The Offer is conditioned on satisfaction of the condition that (i) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval (as defined in the Transaction Agreement) will have been obtained (which approval has already been obtained), and (iii) the Football Association Approval (as defined in the Transaction Agreement) will have been obtained (the “Regulatory Condition”).

2. Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section that begins with the heading “Cautionary Statement Regarding Forward-Looking Statements,” as set forth below:

Extension of the Offer.

On February 12, 2024, the Offerors announced an extension of the expiration of the Offer and withdrawal rights until one minute after 11:59 p.m. Eastern Time on February 16, 2024, unless extended or earlier terminated, in either case pursuant to the terms of the Transaction Agreement. As of February 9, 2024, approximately 19,431,468 Class A Shares had been validly tendered pursuant to the Offer and not validly withdrawn.

ITEM 9. EXHIBITS.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Incorporated by Reference
Exhibit No	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(8)	Letter from the Offerors to Shareholders, dated February 12, 2024				X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MANCHESTER UNITED PLC

Dated	February 13, 2024	By:	/s/ Joel Glazer
		Name:	Joel Glazer
		Title:	Executive Co-Chairman

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